Tempo Offices, Unit B2,

431 Roberts Rd, Subiaco,

Western Australia, 6008

Tel: + 618 6313 3975

Fax: + 618 6270 6339

Email: invest@missionnewenergy.com

20 November 2012

ASX ANNOUNCEMENT

Successful Tender under Exchange Offer

Mission NewEnergy Limited (ASX:MBT), is pleased to announced today that all of its existing noteholders have agreed to the Convertible Note Exchange Offer that was launched on 13 November 2012.

Mission has received acceptance from all Convertible Note holders, representing 505,904 Series Two Convertible Notes. Upon completion of the Convertible Note Exchange Offer, we will have 505,904 Series Three Convertible Notes.

Completion of the Exchange Offer is subject to receiving shareholder approval on the 23 November 2012.

Announcement ends.

For more information and a copy of this announcement, please visit:
www.missionnewenergy.com or contact:

Company Contact:

James Garton

Head Corporate Finance, M&A

Mission NewEnergy Limited

+ 618 6270 6339

james@missionnewenergy.com